U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   Form 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 0-24393

      (Check One):

                                                        CUSIP NUMBER ________

[X] Form 10-K and Form 10-KSB      [ ] Form 20-F       [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

   For Period Ended                   December 31, 1998

   [ ] Transition Report on Form 10-K

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q

   [ ] Transition Report on Form N-SAR

   For the Transition Period Ended


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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the  notification  relates to a portion of the filing  checked above identify the Item(s) to which notification relates:

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Part I - Registrant Information

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         Full Name of Registrant:           Aurora Gold Corporation
         Former Name if Applicable

                            1505-1060 Alberni Street
         -----------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)


                   Vancouver, British Columbia, Canada V6E 4K2
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                            City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)

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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


1980-FORM-12b

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10- QSB, N-SAR, or the transition report or position thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

                                  See attached.
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Part IV - Other Information

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

Joseph Sierchio, Esq.,   41 East 57th Street, New York, New York 10022,       (212) 446-9500
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    (Name)                                                                    (Area Code)   (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                               [X] Yes   [  ] No

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?

                                          See attached.      [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Aurora Gold Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 29, 1999                        By:  /s/ "David Jenkins"
                                                  ------------------------
                                                  David Jenkins, President

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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1980-FORM-12b

Part III

     Management has been unable to complete the annual financial statements for the year ended December 31, 1998 required for the Form 10-KSB due to our difficulty in obtaining accounting records (including supporting documentation) from our legal representatives in Guatemala concerning our mineral exploration activity there. Accordingly, our auditors have been unable to audit these amounts. The Company's activity in Guatemala was significant to its overall operations in 1998. Total expenditures in Guatemala during 1998 are approximately $180,000 of total expenditures of $530,000. Therefore, the exclusion of information from Guatemala is material to the preparation and audit of the Company's 1998 financial statements.

Part IV (3)

     The Company has amended its accounting policy concerning mineral exploration costs as discussed in earlier correspondence with the SEC dated March 4, 1999. Pursuant to a comment issued by the Staff on the Company's Form 10-SB registration statement, the Company amended its policy to record as an expense in the period incurred costs relating to the Company's exploration activities. The change in accounting policy was adopted retroactively and, thus, the Company's 1997 financial statements will be amended to decrease assets and increase the net loss for the year ended December 31, 1997 by approximately $45,000. The net loss for 1998 is expected to be consistent with that of the restated 1997 results.

1980-FORM-12b